Exhibit 99.1

MRFF Grant names GTG as sole Industry Partner

Trial to Assess Multi Cancer Genetic Risk Assessment in General Practice

Melbourne, Australia, 11 September 2023: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease, is pleased to announce that a Medical Research Future Fund (MRFF) Genomics Health Futures Mission Grant has been awarded to a group of renowned national and international research and charity organisations. The grant will provide funding for the CASSOWARY Trial: a randomised controlled trial of the clinical utility and cost-effectiveness of a multi-cancer polygenic risk score in general practice. GTG is the National Research Partner for trial which is to be led by Professor Jon Emery.

Highlights:

●	Results from the trial are expected to change the way risk is assessed and reshape the standard of care in general practice for serious disease.
●	The trial results will inform future policy including the 5-year goal in the Australian Cancer Plan of using genomics for risk-stratified cancer screening.
●	Results of this study could lead to a revision of national guidelines and improve risk stratification for four of the most common cancers in Australia; breast, colorectal, prostate, and melanoma.
●	The study will recruit nearly 600 participants from eight general practices across Victoria.
●	As the sole industry partner, GTG will receive funding to cover the supply of test kits and the analysis of the sample returned.

The project titled, “The CASSOWARY (CAncer genomic riSk ScOres in primARY Care) Trial: a randomised controlled trial of the clinical utility and cost-effectiveness of a multi-cancer polygenic risk score in general practice,”. This is a multi-institutional, multidisciplinary collaborative initiative with internationally recognised experts. Disciplines include academic, general practice and primary care trials, clinical genetics and genetic counselling, genetic/cancer epidemiology, health economics and modelling, biostatistics, implementation science, genomic test development and commercialisation, consumer investigators with lived experience of cancer and associate investigators with expertise in cancer policy with Cancer Australia. The Cassowary Trial is a collaboration between international investigators from GTG (Industry partner), University of Melbourne and Queen Mary University of London, The Royal Melbourne Hospital, Royal Marsden NHS Foundation Trust, and the Daffodil Centre.

The study will recruit a targeted cohort to create high quality evidence about the clinical utility and cost-effectiveness of using cancer polygenic risk scores, such as geneType multi-Test to tailor cancer screening and possible treatment in general practice.

Professor Jon Emery, the lead investigator of this study team, has an established history in genomics in Australian general practice and has been involved in national and international screening and cancer risk assessment guidelines. This funding is one of several trials that he leads, “We look forward to extending our work in the space of polygenic risk score implementation in general practice. Over the years, our team has created a framework for risk-assessment implementation in clinical practice, and with each subsequent study we are building our evidence to support a structured, real-world implementation strategy.”

Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

This multi-year utility trial will focus on the implementation of four of geneType’s multi-Test integrated polygenic risk scores: breast, colorectal, prostate, and melanoma. The trial will assess patient and provider behaviour, and assess the economic impact of the resulting behaviour.

GTG’s Director of Scientific Affairs, Erika Spaeth, a co-investigator of the study said, “We are proud of our academic partnerships and honoured to be a part of the growing body of evidence showing the utility of polygenic risk in clinical care. We look forward to the implementation evidence outcomes that will result from this utility study.”

GTG has a strong history of research partnerships with academic institutions, including the University of Melbourne. The company is committed to its collaborative initiatives that support the evolution of predictive population healthcare. GTG’s CEO, Simon Morriss noted, “This is an important step forward for preventive precision medicine. The results from the Cassowary Trial have the ability to support the clinical utility of geneType multi-Test and even more importantly provide compelling evidence for its’ inclusion into National Guidelines and standard of care. The results from this study will be a major leap forward for geneType.”

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Authorised for release by the board of directors of Genetic Technologies Limited.

Enquiries

Investor Relations

Adrian Mulcahy

Automic Markets

M: +61 438 630 411

E: adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

Forward Looking Statements

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Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000